UNITED HYDROGEN GLOBAL INC.

UNITED HYDROGEN GROUP INC.

3RD FLOOR, BUILDING 3, NO. 715 YINGSHUN ROAD

QINGPU DISTRICT, SHANGHAI

THE PEOPLE’S REPUBLIC OF CHINA, 201799

VIA EDGAR

December 17, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick, Pam Howell, Brigitte Lippmann

Re:	United Hydrogen Global Inc.
United Hydrogen Group Inc.
Amendment No. 2 to
Draft Registration Statement on Form F-4
Submitted November 12, 2024
CIK No. 0002032241

Dear Sir/Madam:

On behalf of our clients, United Hydrogen Global Inc. and United Hydrogen Group Inc., each an exempted company incorporated in the Cayman Islands (collectively, the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 25, 2024 on the Company’s Revised Draft Registration Statement on Form F-4 previously submitted on November 12, 2024 (the “Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement No. 3 on Form F-4 (the “Revised Draft Registration Statement No. 3”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Revised Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Revised Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement No. 3.

Amendment No. 3 to Draft Registration Statement on Form F-4

License and Approvals Required from the PRC Authorities for Business Operations and Transactions, page 39

1.	We note your response to prior comment 9 and partially reissue. Please disclose each permission or approval that United Hydrogen, and any subsidiaries are required to obtain from Chinese authorities to operate your business. Please describe the consequences to you and your investors if Pubco, United Health, Aimei Health and any subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 39-40 of the Revised Draft Registration Statement No. 3.

Summary Risk Factors

Risks Relating to Doing Business in the PRC, page 40

2.	We partially reissue prior comment 11. Please revise to expand your disclosure to describe further the significant regulatory and enforcement risks with cross-references for each risk factor to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 41 and 63-65 of the Revised Draft Registration Statement No. 3 to describe further the significant regulatory and enforcement risks in China.

Selected Historical Financial Information of United Hydrogen, page 48

3.	We note your presentation of Selected Historical Financial Information of United Hydrogen as of and for the years ended December 31, 2023 and 2022. Please revise to also include any additional periods presented in your filing (e.g., as of and for the six months ended June 30, 2024).

Response: In response to the Staff’s comments, we have revised our disclosure on pages 47-48 of the Revised Draft Registration Statement No. 3 to include Selected Historical Financial Information of United Hydrogen as of June 30, 2024 and for the six months ended June 30, 2024 and 2023.

Selected Comparable Group Companies, page 137

4.	We note the revisions made in response to prior comment 14 and reissue the comment. Please revise to provide a discussion of the current differences between United Hydrogen and the companies identified as comparable to United Hydrogen. For example, we note that many of these companies are larger and more mature. Your revisions focus upon your projections for United Hydrogen rather than the current differences between United Hydrogen and the selected comparable companies.

Response: In response to the Staff’s comments, we have revised our disclosure on page 140 of the Revised Draft Registration Statement No. 3.

Financial Implications, page 143

5.	We have reviewed your response to prior comment 19 and your revised disclosure. It is unclear what combined balance sheet as of December 31, 2023 you are referring to in your disclosure. Additionally, we note that the difference in the amount of cash between the two possible scenarios proposed is $134.5 million, an amount far in excess of the cash held in trust escrow account by Aimei Health as of June 30, 2024. Please revise your disclosure to clarify the financial statement you are referring to, and to correct the amounts of the potential change in cash for the scenarios proposed.

Response: In response to the Staff’s comments, we have revised our disclosure on page 146 of the Revised Draft Registration Statement No. 3 to the following: “Upon consummation of the Business Combination, the most significant change in Pubco’s future reported financial position and results is expected to be changes in cash. The pro forma cash balance as of June 30, 2024, assuming no redemption of stockholders, was approximately $72.5 million, while the pro forma cash balance as of June 30, 2024, assuming redemption of maximum stockholder redemptions permitted under the Business Combination, was approximately $1.7 million. See “Unaudited Pro Forma Condensed Combined Financial Information”. These changes are expected to affect Pubco’s ability to execute its growth strategy and manage its financial obligations effectively.”

Certain United Hydrogen Projected Financial Information, page 144

6.	We note the revisions made in response to prior comment 17 and partially reissue. Please further expand your discussion to provide additional explanation as to why the change to a much higher revenue growth rate for your 2024 projection is appropriate. For example, your disclosure regarding 634% revenue growth in 2023 to 2024 describes a number of construction projects. Please disclose whether you had entered into any contracts or negotiations for the construction projects, the estimated financing needed to complete these projects, the estimated time to complete the projects and whether the company had or could obtain sufficient workers to complete the projects within the time frames identified.

Response: In response to the Staff’s comments, we have revised our disclosure on page 149 of the Revised Draft Registration Statement No. 3 to the following: “United Hydrogen has engaged in five construction contracts, including one for a hydrogen production plant, three for hydrogen refueling stations, and one for project relocation services. These contracts are nearing completion, and additional construction-related contracts are currently under negotiation. Typically, the timeline for completing the evaluation, design, and construction of a hydrogen production plant spans 9 to 18 months, while for hydrogen refueling stations, the process generally takes 2 to 12 months. Since the construction of hydrogen production plants and refueling stations is carried out through third-party construction contractors, the company typically receives advance payments from clients. These funds are then used to procure the necessary equipment from suppliers, ensuring payments are made without utilizing the company’s own capital. Additionally, United Hydrogen has developed a reliable labor supply mechanism and established stable and positive partnerships with third-party construction contractors. This allows the company to promptly collaborate with these contractors to supply sufficient workers based on project demands.”

7.	We note the revisions made in response to prior comment 18 and reissue. Please tell us how United Hydrogen continues to affirm its projections. We note the added disclosure regarding the signed contracts and potential pending contracts or letters of intent as of September 2024 as support for the projected growth. Given the time necessary to complete signed contracts and the limited time remaining to sign and complete potential pending contracts, please clarify how these contracts and pending potential contracts support your disclosed projections for 2024. Additionally, please describe in your filing how you determined you have capacity to fulfill your obligations under the signed contract and potential pending contracts or letters of intent to be able to earn such revenue in 2024.”

Response: In response to the Staff’s comments, we have revised our disclosure on page 149 of the Revised Draft Registration Statement No. 3 to the following: “The pending contracts or letters of intent primarily consist of anticipated agreements for hydrogen sales and equipment sales. The execution timelines for these contracts are expected to be shorter than those for construction-related contracts. United Hydrogen will select appropriate suppliers to provide the necessary products and equipment to meet customer needs, thereby generating sales revenue. It is worth noting that the final execution outcomes and revenue are currently uncertain and can only be observed after the completion of the annual audit.”

Material US Federal Income Tax Considerations, page 169

8.	We note the revisions made in response to prior comment 22. In light of the disclosure that the opinion of counsel is that the business combination should qualify as an exchange governed by Section 351(a) of the Code, please revise to discuss the assumptions upon which the opinion is based, explain why counsel cannot give a will opinion and describe the degree of uncertainty. For guidance see Staff Legal Bulletin 19 Section III.C.3 and 4. In addition, we note that counsel is unable to opine upon the potential tax consequences of the business combination under Section 368(a) of the Code or under the rules governing PFIC. Please clearly explain the uncertainty and why counsel cannot offer an opinion. Please add risk factor disclosures.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 109-110 and 172 of the Revised Draft Registration Statement No. 3.

Dilution to the Shareholders of Aimei Health, page 180

9.	We note your response to prior comment 23 and your revised disclosure. We note that your tabular dilution disclosure includes the impact from the business combination (i.e., de-SPAC transaction) by reflecting the increase in net tangible book value for merger with United Hydrogen in the numerator and the issuance of ordinary shares to United Hydrogen shareholders in Business Combination in the denominator. Please revise to remove the impact of the de-SPAC transaction from your tabular dilution disclosure here and on page 35. Please refer to Item 1604(c) of Regulation S-K. In addition, given that the business combination transaction would appear to have an additional dilutive impact beyond what will be reflected in your to be revised tabular dilution disclosure, please include appropriate disclosure elsewhere in your filing (e.g., risk factor disclosure) and consider updating any disclosure that refers to the tabular dilution disclosure for an illustration of the dilutive effect of the business combination (e.g., page 127).

Response: In response to the Staff’s comment, we have revised our disclosure on pages 35 and 182 of the Revised Draft Registration Statement No. 3 to remove the impact of the de-SPAC transaction from our tabular dilution disclosure. In addition, we have included the disclosure of dilution on page 112 of the Revised Draft Registration Statement No. 3 and updated our disclosure on page 129 that refers to the tabular dilution disclosure for an illustration of the dilutive effect of the business combination.

10.	We have reviewed your response to prior comment 23 and your revised disclosure. Please further revise your disclosure outside of the table here and on page 35 to describe any other material potential sources of dilution not included in the table (e.g., equity incentive plan, PIPE Investments). Please refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comments, we clarified that the material potential sources of dilution not included in the table included the equity incentive plan. We have revised our disclosure on pages 35 and 183 of the Revised Draft Registration Statement No. 3 to describe other material potential sources of dilution.

United Hydrogen Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, page 234

11.	We note you began recording revenue from sales of hydrogen gas during 2024. Please revise your filing to describe the nature of the cost of revenue related to sales of hydrogen gas. Your revisions should include, but not be limited to, if such hydrogen gas is purchased from suppliers or produced.

Response: In response to the Staff’s comments, we have revised our disclosure on page 238 of the Revised Draft Registration Statement No. 3 to describe the nature of the cost of revenue related to sales of hydrogen gas.

Results of Operations, page 237

12.	We note your response to prior comment 24 and your revised disclosure. Please further revise your filing to clarify your basis for your statement that you expect your gross profit margin will increase as your revenue increases, which will lead to economies of scale. Alternatively, please revise to remove such disclosure.

Response: In response to the Staff’s comments, we have deleted our statement, “We expect our gross profit margin will increase as our revenue increases, which will lead to economies of scale.”, from pages 241 and 244 of the Revised Draft Registration Statement No. 3.

Liquidity and Capital Resources, page 244

13.	We note your disclosure that you estimate that you will not require additional financing to meet your obligations and execute your business plan over the next 12 months. This appears to contrast with your disclosure within your projections on page 146 that notes that your financial projections are anticipated to require approximately US $75M additional financing in the next two years. Please revise your disclosure to clarify this apparent discrepancy.

Response: In response to the Staff’s comments, we have revised our disclosure on page 248 of the Revised Draft Registration Statement No. 3 to disclose that “Our ultimate goal is to expand our business in the hydrogen industry to encompass hydrogen production, storage, transportation, refueling, equipment supply, and commercial applications. Based on the above facts, we expected to raise additional proceeds ranging between $70 million and $80 million through debt and equity financing, in the next two years, to support our business plan.”

Financial Statements, page F-1

14.	We note your response to prior comment 31 and your unaudited financial statements of United Hydrogen Global Inc. Please provide audited financial statements of United Hydrogen Global Inc. in your next amendment.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-76 through F-82 of the Revised Draft Registration Statement No. 3. to include audited financial statements of United Hydrogen Global Inc.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +1 (650)513-2555 (ext. 103) or via e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng Lai
Meng (Mandy) Lai

cc:	Ms. Xia Ma, Chief Executive Officer
United Hydrogen Global Inc.

Mr. Yue (Mark) Li, Esq.
MagStone Law, LLP